3-1-2004

04001893

VF 2-26-04

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

732 West Eighth Street
(No. and Street)

Plainfield, New Jersey 07060
(City) (State) (Zip Code)

RECD S.E.C. FEB 26 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Abella, Jr. 908-561-3622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bederson & Company LLP
(Name – *if individual, state last, first, middle name*)

405 Northfield Avenue | West Orange | NJ | 07052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Abella, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Partners, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

TAMARA B MENSAK
Notary Public - New Jersey
My Commission Expires December 12, 2008

22404

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PARTNERS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

INVESTMENT PARTNERS, INC.

DECEMBER 31, 2003

CONTENTS

Bederson & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS CONSULTANTS

405 Northfield Avenue
West Orange, New Jersey 07052
(973) 736-3333 Fax: (973) 736-3367, 8786
Insolvency and Litigation Fax: (973) 736-9219

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Investment Partners, Inc.
Plainfield, New Jersey

We have audited the accompanying statement of financial condition of Investment Partners, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Partners, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BEDERSON & COMPANY LLP

Bederson & Company LLP

West Orange, New Jersey
February 10, 2004

INVESTMENT PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$ 4,955
COMMISSIONS RECEIVABLE FROM CLEARING ORGANIZATION	29,169
PREPAID EXPENSES	8,281
SECURITIES OWNED:	
Marketable securities, at market value	6,819
EQUIPMENT, at cost, less accumulated depreciation of $67,219	594
CASH DEPOSIT WITH CLEARING ORGANIZATION	100,260
INTANGIBLE ASSET, less accumulated amortization of $836	6,685
TOTAL ASSETS	$ 156,763

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 14,064
Note payable	5,724
Income taxes payable	1,670
	21,458
STOCKHOLDER'S EQUITY:	
Common stock, no par value; at stated value of $10,000 per share; 200 shares authorized; 20 issued and outstanding	200,000
Additional paid-in capital	868,739
Accumulated deficit	(933,434)
TOTAL STOCKHOLDER'S EQUITY	135,305
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 156,763

The accompanying notes are an integral part of these financial statements.

INVESTMENT PARTNERS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 513,854
Interest and dividends	260
Advisory, placement and consulting fees	1,200
Unrealized loss on investment in securities	(340)
TOTAL REVENUES	514,974
EXPENSES:	
Floor brokerage, exchange and clearance fees	180,828
Employee compensation and benefits	182,206
Communications and data processing	22,618
Consulting and other professional fees	54,005
Regulatory fees and training	7,216
Travel and entertainment	9,728
Interest	386
Depreciation and amortization	1,842
Insurance	5,624
Postage and printing	2,649
Occupancy expenses	13,187
Office expenses and supplies	11,470
Service fees	2,059
TOTAL EXPENSES	493,818
INCOME FROM OPERATIONS BEFORE PROVISION FOR STATE AND LOCAL INCOME TAXES	21,156
PROVISION FOR STATE AND LOCAL INCOME TAXES	1,745
NET INCOME	$ 19,411

The accompanying notes are an integral part of these financial statements.

INVESTMENT PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCES – beginning	20	$ 200,000	$ 868,739	$ (952,845)	$ 115,894
Net income	-	-	-	19,411	19,411
BALANCES – ending	20	$ 200,000	$ 868,739	$ (933,434)	$ 135,305

The accompanying notes are an integral part of these financial statements.

INVESTMENT PARTNERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

SUBORDINATED BORROWINGS - beginning	$ -
Repayment of subordinated note	-
SUBORDINATED BORROWINGS - ending	$ -

The accompanying notes are an integral part
of these financial statements.

INVESTMENT PARTNERS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	19,411
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		1,842
Unrealized loss on investment securities		340
(Increase) decrease in assets:		
Commissions receivable		(17,721)
Prepaid expenses		4,482
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(6,772)
Income taxes payable		1,095
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,677
CASH FLOWS USED BY INVESTING ACTIVITIES:		
Deposits with clearing organization		(106)
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Principal payments on note obligation		(1,797)
NET INCREASE IN CASH		774
CASH – beginning		4,181
CASH – ending	$	4,955
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$	650
Interest	$	386
NONCASH INVESTING AND FINANCING ACTIVITIES		
Acquisition of intangible asset with debt financing	$	7,521

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Investment Partners, Inc. (the "Company") is a wholly owned subsidiary of Investment Partners Group, Inc. a Delaware corporation ("IPG").

The Company is incorporated under the laws of the State of New York and is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and various states, and is a member of the National Association of Securities Dealers, Inc.

The Company's operations are conducted in its New Jersey office.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with a maturity date of approximately three months or less when purchased to be cash equivalents.

Accounting Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Commission Revenues
Commission revenues represent amounts earned by the Company net of related expenses retained by the clearing brokers. Commission revenues and related expenses are recorded on a settlement date basis. Recording commission revenues and related expenses on a trade date basis at December 31, 2003 would not result in any material differences.

Depreciation
Equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three (3) to five (5) years.

Intangible Asset
Customer relationships are recorded at cost and amortized on the straight-line basis over an estimated useful life of approximately five (5) years. Amortization expense for 2003 is $836.

Income Taxes
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 - SECURITIES CLEARANCE SERVICE AGREEMENT

The Company engages Bear Stearns Securities Corp. (Bear Stearns) as its clearing broker on a fully disclosed basis, to perform all trade, settlement and related activities under a securities clearance service agreement. Cash of $100,260 has been deposited into a segregated account as required under this agreement.

In accordance with this agreement, the Company must maintain net capital in excess of $150,000 and ensure that the ratio of aggregate indebtedness to net capital does not exceed 10 to 1. At December 31, 2003 the Company's net capital was $113,722, which was $36,278 below the minimum net capital requirement of $150,000. The ratio of aggregate indebtedness to net capital was approximately .19 to 1.

In consideration for a waiver of the net capital requirement, an officer of the Company, who is also the president of IPG, executed an Indemnity Agreement, effective March 29, 1995. This agreement, which has no expiration date, applies whenever the Company's net capital falls below the required amount. Said officer unconditionally and personally guarantees to Bear Stearns payment of all obligations incurred and arising pursuant to the terms of the Securities Clearance Agreement.

NOTE 3 - NOTE PAYABLE

The Company, together with its affiliates, entered into an agreement effective July 1, 2003 to pay a retiring employee for his roster of customer accounts . The obligation is not dependent upon revenues generated from such accounts and is payable in twenty-four (24) equal monthly payments of $1,000, including interest imputed at five (5%) percent, through June 2005. The Company's allocable share of $5,724 is approximately thirty-three (33%) percent of the outstanding balance, with payments due in 2004 and 2005 of $3,759 and $1,965 respectively.

NOTE 4 - INCOME TAXES

At December 31, 2003, the Company had remaining net unused operating loss carryforwards of approximately $290,000 with expiration dates through the year 2013, which may provide future Federal and state tax benefits of approximately $90,000. However, the potential tax benefits have been offset by a valuation allowance of $90,000 due to the uncertainty of realizing such benefits.

NOTE 5 - RELATED PARTY TRANSACTIONS

For the year 2003 ,the Company recognized approximately $84,000 of commission revenues from affiliates, company officers, family members and other related parties.

The Company currently occupies facilities owned by an officer of the Company and president of IPG under a month-to-month operating lease agreement. The Company paid rent of $8,000 for the year 2003 to this officer.

The Company has three (3) employee/officers who are also officers of IPG and the affiliated companies. Total compensation paid to these officers by the Company was approximately $111,000 for 2003.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company sponsors a Simple IRA Plan for qualifying employees and had elected to make a discretionary contribution of three (3%) percent of eligible compensation in the amount of $4,405 for the plan year 2003.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through the clearing broker. Pursuant to agreements between the Company and the clearing broker, the Company is responsible for losses incurred by the clearing broker that result from a customer's failure to complete such transactions.

Commissions receivable from the clearing broker represent a concentration of credit risk and primarily relate to customer security transactions executed through the clearing broker.

The Company does not anticipate non-performance by customers or the clearing broker in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the clearing broker and customers with which it conducts business.

The Company, in the normal course of business, maintains cash balances in financial institutions and the clearing broker which may exceed the Federal Deposit Insurance Corporation limits of $100,000.

For the year 2003, one (1) non-related customer accounted for approximately $131,000 (26%) of commission revenues, before clearing and floor brokerage expenses.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Additionally, SEC Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Also, dividends may be declared and capital withdrawn only if aggregate indebtedness is less than ten times net capital after payment of the dividend or the capital withdrawal.

At December 31, 2003, the Company had net capital of $113,722 which exceeded the requirement by $108,722 . The aggregate indebtedness to net capital ratio was approximately .19 to 1.

In accordance with the securities clearance services agreement with the clearing broker, the Company must maintain a minimum net capital of $150,000 and ensure that the ratio of aggregate indebtedness to net capital does not exceed 10 to 1. As disclosed in Note 2, the Company did not meet the minimum net capital requirement as of December 31, 2003.

NOTE 9 – SUBSEQUENT EVENT

The Company received a letter of intent from an unrelated third party, dated January 26, 2004, with a proposal to transfer the licenses and accounts of all of its full-time registered representatives of the Company to another firm. Management is currently favorably considering the proposal. If the offer is ultimately accepted, it is possible that the Company would subsequently choose to cease operations as a broker-dealer. These financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might result should the Company cease operations as a broker-dealer.

SUPPLEMENTARY INFORMATION

INVESTMENT PARTNERS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2003

SCHEDULE I

Computation of net capital:	
Total stockholder's equity	$ 135,305
Less - Non-allowable assets:	
Prepaid expenses	(8,281)
Equipment, net	(594)
Non-marketable securities	-
Intangible asset	(6,685)
NASD self insurance	(5,000)
Net capital before haircuts on securities positions	114,745
Less - haircuts on securities	(1,023)
Net capital	113,722
Computation of basic net capital requirement:	
1. Minimum net capital required (6-2/3% of total aggregate indebtedness)	1,431
2. Minimum dollar net capital requirement of broker/dealer	5,000
Net capital requirement (greater of 1 or 2)	5,000
Excess net capital	$ 108,722
Excess net capital at 1000%	111,576

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses and loan payable	$ 21,458
6-2/3% of aggregate indebtedness	$ 1,431
Percentage of aggregate indebtedness to net capital	19.0%

INVESTMENT PARTNERS, INC.
RECONCILIATION OF COMPUTATION OF
NET CAPITAL PURSUANT TO SEC RULE 15c3-1
IN THE AUDIT REPORT WITH COMPANY'S UNAUDITED FILING
DECEMBER 31, 2003

SCHEDULE II

NET CAPITAL AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 119,041
AUDIT ADJUSTMENTS:	
Net decrease in expenses	52
Depreciation and other adjustments charged against non-A58allowable fixed assets	1,305
Increase in non-allowable asset - intangible asset	(6,685)
Net capital before haircuts per financial statements	113,713
Decrease in haircuts on securities position	9
NET CAPITAL PER SCHEDULE I	$ 113,722

SCHEDULE III

The Company is exempt from the reserve computation for possession or control requirements of SEC Rule 15c3-3 under Section (k)(2)(ii).

Bederson & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS CONSULTANTS

405 Northfield Avenue
West Orange, New Jersey 07052
(973) 736-3333 Fax: (973) 736-3367, 8786
Insolvency and Litigation Fax: (973) 736-9219

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Investment Partners, Inc.
Plainfield, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Investment Partners, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices or the procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet with SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BEDERSON & COMPANY LLP

Bederson & Company LLP

West Orange, New Jersey
February 10, 2004